UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)




                              Key Technology, Inc.
                                (Name of Issuer)



                          Common Stock, $.01 par value
                         (Title of Class of Securities)



                                    493143101
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event which Requires Filing of this Statement)

-------------------------------------------------------------------------------
     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:
     | |   Rule 13d-1(b)
     |x|   Rule 13d-1(c)
     | |   Rule 13d-1(d)

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*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to all other provisions of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G

                                                          ---------------------
CUSIP NO. 493143101                                           PAGE 2 OF 7 PAGES
                                                          ---------------------

------ ------------------------------------------------------------------------
       NAME OF REPORTING PERSONS
  1    NEEDHAM MANAGEMENT PARTNERS, L.P.
       I.R.S. IDENTIFCATION NO. OF ABOVE PERESONS (ENTITIES ONLY)
       13-3683491
------ ------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)   [ ]
  2    (See instructions)                                             (b)   |X|
------ ------------------------------------------------------------------------
       SEC USE ONLY
  3
------ ------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION                           DELAWARE
  4
------------------------ ------ -----------------------------------------------
                                SOLE VOTING POWER                     150,000
        NUMBER OF          5
         SHARES          ------ -----------------------------------------------
     BENEFICIALLY               SHARED VOTING POWER                   NONE
       OWNED BY            6
         EACH            ------ -----------------------------------------------
       REPORTING                SOLE DISPOSITIVE POWER                150,000
        PERSON             7
         WITH            ------ -----------------------------------------------
                                SHARED DISPOSITIVE POWER              NONE
                           8
------ ------------------------------------------------------------------------

       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

       150,000 shares of common stock, par value $0.01, of the issuer ("Shares") (includes: (i) 75,000 shares beneficially owned by
  9    Needham Emerging Growth Partners, L.P. And 75,000 shares
       beneficially owned by Needham Contrarian Fund, L.P., which Needham Management Partners, L.P. may be deemed to beneficially own by virtue its position as general partner of each of the above private limited partnerships).
------ ------------------------------------------------------------------------
       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES              [   ]
 10    CERTAIN SHARES (See instructions)
------ ------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)              3.1%
 11
------ ------------------------------------------------------------------------
       TYPE OF REPORTING PERSON (See instructions)                    PN
 12
====== ========================================================================

                                      13G

                                                          ---------------------
CUSIP NO. 493143101                                           PAGE 3 OF 7 PAGES
                                                          ---------------------

------ ------------------------------------------------------------------------
       NAME OF REPORTING PERSONS
       George A. Needham
  1    I.R.S. IDENTIFCATION NO. OF ABOVE PERESONS (ENTITIES ONLY)
------ ------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)   [ ]
  2    (See instructions)                                             (b)   |X|
------ ------------------------------------------------------------------------
       SEC USE ONLY
  3
------ ------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION                           USA
  4
------------------------ ------ -----------------------------------------------
                                SOLE VOTING POWER                     NONE
         NUMBER OF          5
          SHARES         ------ -----------------------------------------------
       BENEFICIALLY             SHARED VOTING POWER                   150,000
         OWNED BY           6
           EACH          ------ -----------------------------------------------
         REPORTING              SOLE DISPOSITIVE POWER                NONE
          PERSON            7
           WITH          ------ -----------------------------------------------
                                SHARED DISPOSITIVE POWER              150,000
                            8
-------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

       150,000 shares (includes: (i) 75,000 shares beneficially owned by Needham Emerging Growth Partners, L.P. and 75,000 shares beneficially owned by Needham Contrarian Fund, L.P, which Mr.
       Needham may be deemed to beneficially own by virtue his position as managing general partner of Needham Management Partners, L.P.).
------ ------------------------------------------------------------------------
       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES              [   ]
 10    CERTAIN SHARES (See instructions)
------ ------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)              3.1%
 11
------ ------------------------------------------------------------------------
       TYPE OF REPORTING PERSON (See instructions)                    IN
 12
====== ========================================================================

                                       13G


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                                                          PAGE 4 OF 7 PAGES
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ITEM 1(A).          NAME OF ISSUER:
                    Key Technology, Inc.

ITEM 1(B).          ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                    150 Avery Street
                    Walla Walla, WA 99362

ITEM 2(A).          NAME OF PERSON FILING:
                    The Statement is filed on behalf of each of the following persons (Collectively, the "Reporting Persons"):

                    (i) Needham Management Partners, L.P. in its capacity as general partner of each of Needham Emerging Growth Partners, L.P. and Needham Contrarian Fund, L.P.; and

                    (ii) George A. Needham, in his capacity as Managing General
                         Partner of Needham Management Partners, L.P., the sole general partner of each of Needham Emerging Growth Partners, L.P. and Needham Contrarian Fund, L.P.

ITEM 2(B).          ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE,
                    RESIDENCE: 445 Park Avenue, New York, NY 10022

ITEM 2(C).          CITIZENSHIP:
                    See Item 4 of the cover pages attached hereto, which information is hereby incorporated by reference.

ITEM 2(D).          TITLE OF CLASS OF SECURITIES:
                    Common Stock, $.01 par value

ITEM 2(E).          CUSIP NUMBER:
                    493143101

ITEM 3.             Not Applicable.

ITEM 4(A) AND (B).  OWNERSHIP: AMOUNT BENEFICIALLY OWNED AND PERCENT OF CLASS:
                    See Items 5-11 of the cover pages attached hereto, which information is hereby incorporated by reference.

                    This Schedule 13G shall not be construed as an admission that any Reporting Person, either for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for other purposes, is the beneficial owner of any securities covered by this statement.

                                      13G

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                                                          PAGE 5 OF 7 PAGES
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ITEM 4(C).          See Items 5 through 8 of the cover pages attached hereto,
                    which information is hereby incorporated by reference.

ITEM 5.             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
                    Not Applicable.

ITEM 6.             OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                    PERSON:

                    Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

                    See Item 9 of the cover pages attached hereto, which information is hereby incorporated by reference.

ITEM 8.             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
                    Not Applicable.

ITEM 9.             NOTICE OF DISSOLUTION OF GROUP:
                    Not Applicable.

ITEM 10.            CERTIFICATION:
                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                          ---------------------
                                                          PAGE 6 OF 7 PAGES
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 20, 2004


                                         NEEDHAM MANAGEMENT PARTNERS, L.P.



                                         By: /s/ George A. Needham
                                             -----------------------------
                                                George A. Needham
                                                Managing General Partner


                                         GEORGE A. NEEDHAM


                                         /s/ George A. Needham
                                         -----------------------------
                                         George A. Needham

                                       13G

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                                                          PAGE 7 OF 7 PAGES
                                                          ---------------------


                                  Schedule 13G
                                    Exhibit A

                                    AGREEMENT

     The undersigned, Needham Management Partners, L.P. and George A. Needham, agree that the statement to which this exhibit is appended is filed on behalf of each of them.


Date:  January 20, 2004


                                         NEEDHAM MANAGEMENT PARTNERS, L.P.



                                         By: /s/ George A. Needham
                                             -----------------------------
                                                George A. Needham
                                                Managing General Partner


                                         GEORGE A. NEEDHAM


                                         /s/ George A. Needham
                                         -----------------------------
                                         George A. Needham